Exhibit 99.2

Interim Consolidated Statements of Financial Position (Unaudited)

(Stated in thousands of Canadian dollars)	June 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash	$127,394	$152,768
Accounts receivable	396,442	509,547
Income taxes recoverable	7,484	–
Inventory	9,278	13,787
Total current assets	540,598	676,102
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,449,040	3,242,929
Intangibles	4,431	6,101
Goodwill	312,030	310,552
Total non-current assets	3,830,080	3,624,161
Total assets	$4,370,678	$4,300,263

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$297,472	$333,893
Income tax payable	–	64,188
Total current liabilities	297,472	398,081
Non-current liabilities:
Share based compensation (Note 7)	9,409	8,676
Provisions and other	22,281	17,818
Long-term debt (Note 3)	1,279,167	1,218,796
Deferred tax liabilities	491,839	485,592
Total non-current liabilities	1,802,696	1,730,882
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,253,713	2,251,982
Contributed surplus	27,064	24,474
Retained earnings (deficit)	21,508	(44,621)
Accumulated other comprehensive loss (Note 6)	(31,775)	(60,535)
Total shareholders’ equity	2,270,510	2,171,300
Total liabilities and shareholders’ equity	$4,370,678	$4,300,263

See accompanying notes to interim consolidated financial statements.

  12 |   Interim Consolidated Financial Statements

Interim Consolidated Statements of Earnings (Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2013	2012	2013	2012

Revenue	$378,898	$381,966	$974,618	$1,022,032
Expenses:
Operating	258,769	259,513	600,607	616,099
General and administrative	31,881	25,261	70,582	63,167
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	88,248	97,192	303,429	342,766
Depreciation and amortization	72,580	66,669	157,473	141,493
Operating earnings	15,668	30,523	145,956	201,273
Foreign exchange	(5,015)	(5,034)	(8,309)	333
Finance charges (Note 8)	23,950	21,061	46,509	42,981
Earnings (loss) before income taxes	(3,267)	14,496	107,756	157,959
Income taxes: (Note 4)
Current	2,455	9,186	20,550	32,025
Deferred	(6,195)	(12,951)	(6,580)	(3,408)
	(3,740)	(3,765)	13,970	28,617
Net earnings	$473	$18,261	$93,786	$129,342
Net earnings per share: (Note 9)
Basic	$0.00	$0.07	$0.34	$0.47
Diluted	$0.00	$0.06	$0.33	$0.45

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Net earnings	$473	$18,261	$93,786	$129,342
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	55,755	28,972	87,875	3,948
Foreign exchange gloss on net investment hedge with U.S. denominated debt, net of tax	(37,380)	(21,000)	(59,115)	(2,205)
Comprehensive income	$18,848	$26,233	$122,546	$131,085

See accompanying notes to interim consolidated financial statements.

 Precision Drilling Corporation    |  13

Interim Consolidated Statements of Cash Flow (Unaudited)
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2013	2012	2013	2012
Cash provided by (used in):
Operations:
Net earnings	$473	$18,261	$93,786	$129,342
Adjustments for:
Long-term compensation plans	4,240	1,776	10,757	11,227
Depreciation and amortization	72,580	66,669	157,473	141,493
Foreign exchange	(5,246)	(5,346)	(8,548)	206
Finance charges	23,950	21,061	46,509	42,981
Income taxes	(3,740)	(3,765)	13,970	28,617
Other	224	2,186	1,162	2,357
Income taxes paid	(24,045)	(3,764)	(94,724)	(4,574)
Income taxes recovered	1,960	306	1,960	342
Interest paid	(36,787)	(35,523)	(44,280)	(42,783)
Interest received	182	512	408	904
Funds provided by operations	33,791	62,373	178,473	310,112
Changes in non-cash working capital balances	148,554	212,973	66,820	127,674
	182,345	275,346	245,293	437,786
Investments:
Business acquisitions, net of cash acquired	–	(25)	–	(25)
Purchase of property, plant and equipment	(136,237)	(221,074)	(266,842)	(442,757)
Proceeds on sale of property, plant and equipment	4,148	3,730	6,686	8,809
Changes in non-cash working capital balances	(10,774)	(35,594)	4,967	(73,705)
	(142,863)	(252,963)	(255,189)	(507,678)
Financing:
Dividends paid	(13,832)		(27,657)
Issuance of common shares on the exercise of options	240	133	720	1,305
	(13,592)	133	(26,937)	1,305

Effect of exchange rate changes on cash and cash equivalents	6,667	6,184	11,459	(545)
Increase (decrease) in cash and cash equivalents	32,557	28,700	(25,374)	(69,132)
Cash and cash equivalents, beginning of period	94,837	369,644	152,768	467,476
Cash and cash equivalents, end of period	$127,394	$398,344	$127,394	$398,344

See accompanying notes to interim consolidated financial statements.

  14 |   Interim Consolidated Financial Statements

Interim Consolidated Statements of Changes in Equity
(Unaudited)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 6)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	93,786	93,786
Other comprehensive income for the period	–	–	28,760	–	28,760
Dividends	–	–	–	(27,657)	(27,657)
Issued on redemption of non-management directors DSUs	634	(598)			36
Share options exercised (Note 5)	1,097	(377)	–	–	720
Share based compensation expense (Note 7)	–	3,565	–	–	3,565
Balance at June 30, 2013	$2,253,713	$27,064	$(31,775)	$21,508	$2,270,510

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	129,342	129,342
Other comprehensive income for the period	–	–	1,743	–	1,743
Share options exercised	1,993	(688)	–	–	1,305
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense (Note 7)	–	4,363	–	–	4,363
Balance at June 30, 2012	$2,250,440	$21,847	$(49,119)	$46,182	$2,269,350

See accompanying notes to interim consolidated financial statements.

 Precision Drilling Corporation    |  15

Notes to Interim Consolidated Financial Statements (Unaudited)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2012.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2012 except for the adoption of the following  new accounting standards. On January 1, 2013 Precision adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement. The adoption of these standards had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on July 24, 2013.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 45% (2012 - 48%) of consolidated total assets as at June 30, 2013 and 50% (2012 - 52%) of consolidated revenue for the six months ended June 30, 2013. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. LONG-TERM DEBT

	June 30, 2013	December 31, 2012
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	683,280	646,685
6.5% senior notes due 2021(US$400.0 million)	420,480	397,960
6.5% senior notes due 2019	200,000	200,000
	1,303,760	1,244,645
Less net unamortized debt issue costs	(24,593)	(25,849)
	$1,279,167	$1,218,796

 At June 30, 2013 no mandatory principal repayments are required in the next five years.

  16 |   Notes to Interim Consolidated Financial Statements

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended June 30,		Six month ended June 30,
	2013	2012	2013	2012
Earnings before income taxes	$(3,267)	$14,496	$107,756	$157,959
Federal and provincial statutory rates	25%	25%	25%	25%
Tax at statutory rates	$(817)	$3,624	$26,939	$39,490
Adjusted for the effect of:
Non-deductible expenses	352	29	2,079	1,127
Non-taxable capital gains	(32)	37	(61)	(133)
Income taxed at lower rates	(1,132)	(3,952)	(12,569)	(12,839)
Impact of foreign tax rates	992	(535)	(881)	26
Withholding taxes	234	1,830	1,089	2,943
Taxes related to prior years	5	(2,449)	5	(550)
Other	(3,342)	(2,349)	(2,631)	(1,447)
Income tax expense	$(3,740)	$(3,765)	$13,970	$28,617

 NOTE 5. SHAREHOLDERS’ CAPITAL

Issued

Common shares	Number	Amount
Balance, December 31, 2012	276,475,770	$2,251,982
Options exercised – cash consideration	108,709	720
– reclassification from contributed surplus	–	377
Redemption of non-management directors DSUs	73,867	634
Balance, June 30, 2013	276,658,346	$2,253,713

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation gains (losses)	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, December 31, 2012	$(60,865)	$330	$(60,535)
Other comprehensive income (loss)	87,875	(59,115)	28,760
Balance, June 30, 2013	$27,010	$(58,785)	$(31,775)

 Precision Drilling Corporation    |  17

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability classified plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors’ DSU(c)	Total
Balance, December 31, 2012	$9,685	$13,778	$497	$816	$24,776
Expensed during the period	5,480	3,350	(131)	566	9,265
Payments and redemptions	(5,094)	(8,886)	–	(36)	(14,016)
Balance, June 30, 2013	$10,071	$8,242	$366	$1,346	$20,025

Current	$6,542	$3,708	$366	$–	$10,616
Long-term	3,529	4,534	–	1,346	9,409
	$10,071	$8,242	$366	$1,346	$20,025

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (“RSUs”) and the performance share unit (“PSUs”) plans are presented below:

	RSUs	PSUs
Outstanding at December 31, 2012	1,880,250	1,948,952
Granted	1,170,539	1,205,100
Issued as a result of cash dividends	28,614	29,127
Redeemed	(585,086)	(691,516)
Forfeitures	(115,955)	(54,000)
Outstanding at June 30, 2013	2,378,362	2,437,663

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

Share Appreciation Rights	Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Exercisable
Outstanding at December 31, 2012	678,242	$9.26 – 17.38	$14.81	678,242
Forfeitures	(88,982)	13.26 – 17.38	15.42
Outstanding at June 30, 2013	589,260	$9.26 – 17.38	$14.72	589,260

(c)  Non-management directors

A summary of the activity under the non-management director deferred share unit plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	101,964
Granted	51,577
Issued as a result of cash dividends	1,311
Redeemed	(4,464)
Outstanding at June 30, 2013	150,388

  18 |   Notes to Interim Consolidated Financial Statements

Equity settled plans
(d)  Non-management directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	335,946
Issued as a result of cash dividends	3,178
Redeemed	(69,403)
Outstanding at June 30, 2013	269,721

(e) Option plan

A summary of the activity under the option plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at December 31, 2012	4,013,797	$5.22 – 14.50	$9.13	1,846,603
Granted	1,237,500	7.82 – 9.02	8.99
Exercised	(61,323)	5.85 – 8.59	6.73
Forfeitures	(89,418)	5.85 – 10.67	9.55
Outstanding as at June 30, 2013	5,100,556	$5.22 – 14.50	$9.12	2,794,977

U.S. share options	Options Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Options Exercisable
Outstanding as at December 31, 2012	2,399,980	$4.95 – 15.21	$9.23	935,035
Granted	1,005,600	8.99 – 8.99	8.99
Exercised	(47,386)	4.95 – 8.06	6.38
Forfeitures	(34,533)	7.14 – 15.21	11.25
Outstanding as at June 30, 2013	3,323,661	$4.95 – 15.21	$9.18	1,509,913

The per option weighted average fair value of the share options granted during 2013 was $3.26 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 53%. Included in net earnings for the three and six months ended June 30, 2013 is an expense of $1.7 million (2012 - $2.2 million) and $3.6 million (2012 - $4.4 million), respectively.

 Precision Drilling Corporation    |  19

NOTE 8. FINANCE CHARGES

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Interest:
Long-term debt	$21,957	$21,354	$43,539	$42,637
Other	1,047	46	1,114	95
Income	(209)	(580)	(395)	(980)
Amortization of debt issue costs	1,155	999	2,251	1,987
Other	–	(758)	–	(758)
Finance charges	$23,950	$21,061	$46,509	$42,981

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net earnings - basic and diluted	$473	$18,261	93,786	129,342

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands)	2013	2012	2013	2012
Weighted average shares outstanding – basic	276,617	276,301	276,558	276,207
Effect of share warrants	9,425	9,068	9,486	9,914
Effect of stock options and other equity compensation plans	814	812	867	1,120
Weighted average shares outstanding – diluted	286,856	286,181	286,911	287,241

  20 |   Notes to Interim Consolidated Financial Statements

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

	Contract	Completion and		Inter-
	Drilling	Production	Corporate	segment
Three months ended June 30, 2013	Services	Services	and Other	Eliminations	Total
Revenue	$327,336	$55,420	$–	$(3,858)	$378,898
Operating earnings (loss)	38,157	(4,780)	(17,709)	–	15,668
Depreciation and amortization	63,398	7,073	2,109	–	72,580
Total assets	3,615,165	555,556	199,957	–	4,370,678
Goodwill	199,891	112,139	–	–	312,030
Capital expenditures	113,336	21,758	1,143	–	136,237

	Contract	Completion and		Inter-
	Drilling	Production	Corporate	segment
Three months ended June 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$332,181	$52,263	$–	$(2,478)	$381,966
Operating earnings	44,804	2,884	(17,165)	–	30,523
Depreciation and amortization	58,672	6,101	1,896	–	66,669
Total assets	3,521,974	479,212	479,953	–	4,481,139
Goodwill	251,588	112,139	–	–	363,727
Capital expenditures	190,406	27,907	2,761	–	221,074

	Contract	Completion and		Inter-
	Drilling	Production	Corporate	segment
Six months ended June 30, 2013	Services	Services	and Other	Eliminations	Total
Revenue	$823,574	$159,008	$–	$(7,964)	$974,618
Operating earnings	171,651	16,090	(41,785)	–	145,956
Depreciation and amortization	137,109	16,318	4,046	–	157,473
Total assets	3,615,165	555,556	199,957	–	4,370,678
Goodwill	199,891	112,139	–	–	312,030
Capital expenditures	223,781	40,915	2,146	–	266,842

	Contract	Completion and		Inter-
	Drilling	Production	Corporate	segment
Six months ended June 30, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$863,247	$163,348	$–	$(4,563)	$1,022,032
Operating earnings	205,025	34,054	(37,806)	–	201,273
Depreciation and amortization	126,007	14,135	1,351	–	141,493
Total assets	3,521,974	479,212	479,953	–	4,481,139
Goodwill	251,588	112,139	–	–	363,727
Capital expenditures	388,874	49,441	4,442	–	442,757

 Precision Drilling Corporation    |  21

The Corporation’s operations are carried on in the following geographic locations:

Three months ended June 30, 2013	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$129,282	$222,744	$29,237	$(2,365)	$378,898
Total assets	1,958,740	2,013,593	398,345	–	4,370,678

Three months ended June 30, 2012	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$138,782	$233,711	$13,059	$(3,586)	$381,966
Total assets	2,142,345	2,078,147	260,647	–	4,481,139

Six months ended June 30, 2013	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$489,803	$434,784	$53,440	$(3,409)	$974,618
Total assets	1,958,740	2,013,593	398,345	–	4,370,678

Six months ended June 30, 2012	Canada	United States	International	Inter-segment Eliminations	Total
Revenue	$531,016	$479,663	$17,814	$(6,461)	$1,022,032
Total assets	2,142,345	2,078,147	260,647	–	4,481,139

NOTE 11. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $58 million. This amount is included in the estimated amount pertaining to the long-term income tax recoverable on the statement of financial position of $65 million.

In June 2013, a wholly owned subsidiary of the Corporation lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 thru 2004 taxation years. The Corporation has appealed the decision to the Ontario Court of Appeal and expects this appeal to be heard by mid-2014. Despite the decision in the Superior Court, management believes it is more likely than not that the Corporation will prevail on appeal. Should the Corporation lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

22 |   Notes to Interim Consolidated Financial Statements

Shareholder Information

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling
Corporation are listed on the Toronto
Stock Exchange ("TSX") under the
trading symbol PD and on the New
York Stock Exchange ("NYSE") under
the trading symbol PDS.

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help
you with a variety of shareholder
related services, including:
•    Change of address
•    Lost unit certificates
•    Transfer of units to another person
•    Estate settlement
ONLINE INFORMATION
To receive news releases by email,
or to view this interim report online,
please visit Precision’s website at
www.precisiondrilling.com and refer
to the Investor Relations section.
Additional information relating to
Precision, including the Annual

Information Form, Annual Report and
Q2 2013 TRADING PROFILE	You can contact Precision’s	Management Information Circular
	Transfer Agent at:	has been filed with SEDAR and is
Toronto (TSX: PD) High: $9.72 Low: $7.47 Close: $8.95 Volume Traded: 56,883,710	Computershare Trust Company of Canada 100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1	available at www.sedar.com.
Canada
New York (NYSE: PDS) High: US$9.54 Low: US$7.29 Close: US$8.55 Volume Traded: 83,726,900	Telephone: 1-800-564-6253 (toll free in Canada and the United States) 1-514-982-7555 (international direct dialing) Email: service@computershare.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada Calgary, Alberta

TRANSFER POINT Computershare Trust Company NA Denver, Colorado

Precision Drilling Corporaton   |  23

Corporate Information

HEAD OFFICE
Precision Drilling Corporation
800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

	OFFICERS Kevin A. Neveu President and Chief Executive Officer Joanne L. Alexander Senior Vice President, General Counsel and Corporate Secretary	LEAD BANK Royal Bank of Canada Calgary, Alberta AUDITORS KPMG LLP Calgary, Alberta
Niels Espeland President, International Operations
DIRECTORS William T. Donovan Brian J. Gibson Allen R. Hagerman, FCA Catherine Hughes Stephen J.J. Letwin Kevin O. Meyers Patrick M. Murray Kevin A. Neveu Robert L. Phillips	Douglas B. Evasiuk Senior Vice President, Sales and Marketing Kenneth J. Haddad Senior Vice President, Business Development Robert J. McNally Executive Vice President and Chief Financial Officer

Darren J. Ruhr Senior Vice President, Corporate Services Gene C. Stahl President, Drilling Operations Douglas J. Strong President, Completion and Production Services